Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-84638 and 333-185641) of Lam Research Corporation of our report dated June 21, 2013, with respect to the statement of net assets available for benefits of the Savings Plus Plan, Lam Research 401(k) as of December 31, 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2012, the related supplemental Schedule H, line 4a-Schedule of Delinquent Participant Contributions for the year ended December 31, 2012, and the related supplemental Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2012, which report appears in the December 31, 2012 Annual Report on Form 11-K of the Savings Plus Plan, Lam Research 401(k).

/s/ MOSS ADAMS LLP
MOSS ADAMS LLP

Campbell, California

June 21, 2013